SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
LIME ENERGY CO.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
5326U106
(CUSIP Number)
Jeffrey R. Mistarz, Chief Financial Officer
1280 Landmeier Road, Elk Grove Village, IL 60007
(847) 437-1666
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 3, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
(Page 1 of 6 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 5326U106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard P. Kiphart

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		5,410,162

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,410,162

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,410,162

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.54%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.  Security and Issuer
This statement relates to common stock of Lime Energy Co. (the “Company”). The principal executive offices of the Company are located at 1280 Landmeier Road, Elk Grove Village, IL 60007.
Item 2.  Identity and Background
(a)  This Schedule 13D is filed on behalf of Richard P. Kiphart.
(b)  The business address of Mr. Kiphart is as follows:
Richard P. Kiphart c/o William Blair & Company, L.L.C. 222 West Adams Street Chicago, Illinois 60606
(c)  Mr. Kiphart is a principal of William Blair & Company, L.L.C., a broker dealer and investment advisor.
(d)  Mr. Kiphart has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)  Mr. Kiphart has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or a finding of any violations with respect to such laws.
(f)  U.S.
Item 3.  Source and Amount of Funds or Other Consideration
Mr. Kiphart paid $3,000,000.00 from personal funds for the shares of common stock and warrants to purchase common stock of the Company that he acquired on January 30, 2009.
Mr. Kiphart exchanged 952,846,582 shares of the common stock of Advanced Biotherapy, Inc. (“ADVB”), a Delaware corporation, and options to purchase 2,075,000 shares of the common stock of ADVB for the common stock and options to acquire common stock of the Company effective on March 3, 2009.
Item 4.  Purpose of Transaction
Mr. Kiphart’s purchase of common stock and warrants to purchase common stock of the Company that he acquired on January 30, 2009 was made for the purpose of providing the Company with additional capital resources.
Mr. Kiphart’s exchange of his common stock and options to acquire common stock of ADVB was made to allow Lime to acquire ADVB through a merger with and into a wholly owned subsidiary of the Company, which merger become effective on March 3, 2009 (the “ADVB Acquisition”).
As a consequence of the transactions described above, Mr. Kiphart controls approximately 55.26% of the voting shares of the Company (inclusive of the voting rights of the Series A-1 preferred stock of the Company owned by Mr. Kiphart).

Mr. Kiphart has no plans or proposals for any of the items enumerated in (a)-(j) of Item 4 except for the ADVB Acquisition and requiring that the Company use its best efforts to cause Christopher W. Capps, ADVB’s President and Chief Executive Officer, to be appointed to the board of directors of the Company. The ADVB Acquisition was consummated on March 3, 2009 and Mr. Capps was appointed to the board of directors of the Company on March 5, 2009.
Item 5.  Interest in Securities of the Issuer.
(a)  As of March 3, 2009, Mr. Kiphart beneficially owned 5,410,162 shares of the common stock of the Company, which equals 42.54% of the outstanding shares of the common stock of the Company including options to purchase 35,091 shares and warrants to purchase 341,422 shares, which options and warrants are exercisable within 60 days of March 3, 2009.
(b)  Mr. Kiphart has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of 5,410,152 shares of the common stock of the Company.
(c)  As of January 30, 2009, Mr. Kiphart purchased 854,701 units comprising one share of common stock of the Company and a warrant to purchase 0.25 shares of the common stock of the Company for an aggregate purchase price of $3,000,000 or $3.51 per unit. The warrants are exercisable at $4.10 per share at any time after May 13, 2009 and before November 13, 2011.
Mr. Kiphart exchanged 952,846,582 shares of the common stock of Advanced Biotherapy, Inc. (“ADVB”) that he owned for 2,033,846 shares of the common stock of the Company issued to him by the Company on March 3, 2009 at an exchange rate of 0.002124 shares of the common stock of the Company for each share of the common stock of ADVB and options to purchase 2,075,000 shares of the common stock of ADVB that he owned for options to purchase 4,407 shares of the common stock of the Company to him by the Company effective as of March 3, 2009 at the same rate.
(d)  Not applicable.
(e)  Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On January 16, 2009, Mr. Kiphart and the Company entered into a Director Recusal Agreement, pursuant to which Mr. Kiphart agreed to recuse himself from any vote of the board of directors of the Company, or any committee thereof charged with acting for the board of directors, with respect to a redemption or repurchase from him of the Company’s Series A-1 Convertible Preferred Stock, whether pursuant to the Certificate of Designation filed on November 14, 2008 or otherwise. The foregoing description of this Director Recusal Agreement with the Company is not intended to be complete and is qualified in its entirety by the complete text of the Director Recusal Agreement, which is attached as exhibit 10.2 to the Company’s Current Report on Form 8-K dated January 15, 2009 and is incorporated herein by reference.
Item 7.  Material to be Filed as Exhibits.
The Director Recusal Agreement referred to in Item 6 is hereby incorporated by reference to Exhibit 102 to the Company’s Current Report on Form 8-K dated January 15, 2009.

Signature.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2009 Date

/s/ Richard P. Kiphart
Signature

Name/Title: Richard P. Kiphart